United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ..)

CFO's comments

"In the second quarter, the sales volume showed a record level of 832,000 tons, 15% and 23% higher, respectively, than in the 2Q06 and the 1Q07. Net pulp prices showed 5% and 2% improvement in relation to the 2Q06 and the 1Q07. The combination of higher sales volume and higher prices led to a record net revenue of $494 million.

At the end of May, a new price increase was announced, effective from June 1st, reflecting the favorable market conditions that are discussed in the next section of this document.

Production in the quarter totaled 763,000 tons, 4% and 3% lower than in the 2Q06 and the 1Q07, due to the impact of the annual maintenance downtime at Veracel (50% Aracruz) – as occurred in the same period of last year – and at plant "B" of the Barra do Riacho Unit, which last year was carried out in the third quarter. The 10-day maintenance downtime at plants "A" and "C" is scheduled for the 3Q07 and the company will take this opportunity to finalize the Barra do Riacho Unit's optimization project. At the Guaíba Unit, the downtime will occur in the 4Q07.

The optimization project at the Barra do Riacho Unit will improve the technology and performance of the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements have been made by modifying and/or replacing equipment at plants “A”, “B” and “C”, leading to a sustainable increase in nominal capacity of 200,000 tons/year. When full capacity is achieved, the optimization project should help to reduce the cash production cost by $7/ton.

The cash production cost in the quarter was $223/ton, 17% higher than in the 1Q07, mainly due to higher consumption of wood, chemicals and oil (resulting from a lower wood yield and the maintenance downtime at fiberline "B" and Veracel), coupled with a higher volume of wood purchased through the farmer partnership program and a stronger Brazilian currency. Although the company has been protecting the cash flow currency exposure, the results are not included in the operational figures, but have been recorded under financial income.

Looking ahead, the cash production cost should continue to be affected by a similar capacity under the 10-day maintenance downtime in the 3Q07, but in the 4Q07 this should ease. The wood volume purchased under the farmer partnership program is targeted to represent approximately 10% of total annual supply and in the first half of the year it was in line with this. However, on a quarterly basis the 1Q07 represented 7% of the wood supply while the 2Q07 represented around 15%. It is expected that wood coming from the farmer partnership will represent around 12% of the wood supply in the 3Q07 and reduce to approximately 6% in the 4Q07.

In the first half of the year, the cash flow protection provided a gain of $55 million (1Q07: $20 million and 2Q07: $35 million), or $17/ton when divided by the targeted full year production volume (3.15 million MT), thereby mitigating the impact of the Brazilian currency’s appreciation against the dollar. We also increased the level of our cash flow currency protection during the quarter, to a $550 million short position in dollars at the end of June'07 ($400 million at the end of the 1Q07), representing 10 months of future exposure.

Other operating expenses were positively impacted, in the 2Q07, by the $23.4 million reversal of an ICMS tax credit provision based on a sales contract signed at the end of June and already authorized by the state government. As for the remaining ICMS tax credit provision of approximately $130 million (R$260 million), the company cannot be sure when it will be realized, which means that every similar tax credit generated in the state of Espirito do Santo will continue to receive conservative treatment, being fully accrued as a loss. A similar accounting measure was adopted at Veracel in June regard to ICMS tax credits generated in the state of Bahia.

ARACRUZ RESULTS - SECOND QUARTER 2007 2

During the quarter, income taxes were equivalent to 32% of the pre-tax profit (2Q06: -7% and 1Q07: 26%), largely affected by the impact of changes in the Brazilian exchange rate against the dollar on Brazilian GAAP figures, the basis for taxes in Brazil.

Mainly as a result of the factors described above, our net income in the 2Q07 totaled $122.5 million, or $1.19 per ADR, up 16% and 23% on the 2Q06 and the 1Q07, respectively, while the adjusted EBITDA, amounting to US$225.8 million, was a quarterly record.

Recently, Standard & Poor's upgraded Aracruz’s long-term corporate credit ratings to "BBB", from "BBB-", with a stable outlook. Now, three important rating agencies have their Aracruz ratings at an equivalent level: Fitch and S&P at "BBB" and Moody's at "Baa2"."

Isac Zagury - CFO

Global Pulp Market Update

The global economic expansion remains above trend, on track for a robust increase in 2007, although the pace is in fact moderating, which helps to contain inflationary pressures. This scenario has contributed to a healthy environment for the pulp and paper market in the second quarter.

Market conditions for printing and writing papers have been mixed in Europe. The environment for uncoated woodfree grades has allowed upward price movements since the beginning of the year. On the other hand, although coated woodfree producers are still reporting good order levels, they have not been able to translate these into higher prices. In North America, the cooling down of demand in the printing and writing sector has been partially offset by higher demand for tissue in the United States, which is believed to have grown by 2.2% in the second quarter. Paper and board demand in China continues robust, and is expected grow by 8.4% in 2007.

The scenario for market pulp demand continues positive, with shipments up till May surpassing 2006 levels on a year-to-date basis, according to the Pulp and Paper Products Council (PPPC) World-19 report. When broken down by grade, eucalyptus, with growth of 10%, or 390.000 tons, continues to show the best performance of all wood pulp grades, in terms of absolute numbers. This growth reflects the preference among producers of printing & writing and tissue papers for the quality characteristics of the eucalyptus fiber.

Net increase in market pulp grades
2006 vs 2007- (5 months )

ARACRUZ RESULTS - SECOND QUARTER 2007 3

On the supply side, availability continues tight throughout the whole distribution chain. World market pulp producers’ inventories had declined to 27 days of supply by the end of May. The last time inventories reached this level was in February 2003 and the average inventory level since then has been 33 days. Pulp prices, meanwhile, have consistently moved upwards. On the consumer side, world inventories have also reached a lower mark, of 1.6 million tons, compared to the historical average level of 2.0 million tons. In Europe, the largest market pulp consuming region, inventories were at 23 days of supply at the end of May, representing 23 days for softwood and 22 days for hardwood.

The current tightness of the market has been driven by factors that could still influence the market in the short run. Among these factors are: continued difficulties in the supply of pulp, due to wood shortages – which could worsen as the Russians export taxes increase –, attempts by some integrated producers to buy market pulp, and maintenance shutdowns or technical problems; the strength of the euro against the dollar and the recent re-strengthening of the Canadian dollar – which impacts directly on the cost structure – and labor strikes, mainly in Canada, which have recently upset delivery logistics and threatened the logging/sawmilling operations that usually supply wood chips for pulp production in the region.

All this provided the basis for a new round of market pulp increases in Europe, North America and Asia, in June, amounting to US$ 20 on eucalyptus pulp.

Until the end of the year, even with the scaling up of pulp supply from Latin America, a favorable balance between supply and demand is expected for market pulp.

ARACRUZ RESULTS - SECOND QUARTER 2007 4

Production and Sales

Aracruz pulp production, without the 50% of Veracel, totaled 637,000 tons in the second quarter of 2007, compared to 653,000 tons in the 1Q07 and 674,000 tons in the 2Q06. There was a 10-day maintenance downtime at the Barra do Riacho Unit’s fiberline "B" during the second quarter. The Barra do Riacho Unit’s "A" and "C" mills are scheduled for a 10-day maintenance downtime in the third quarter of 2007, while downtime at the Guaíba Unit will be in the fourth quarter of 2007.

During the second quarter, Veracel Celulose S.A. (50% owned by Aracruz) produced 251,000 tons of pulp, of which 114,000 tons were sold to Aracruz. There was a 10-day maintenance downtime, started at end of March, during the 2Q07.

At the Guaíba unit, paper production in the quarter totaled 14,000 tons, consuming approximately 12,000 tons of the pulp produced. Paper inventories were at 500 tons at the end of June 2007, while paper sales in the second quarter of 2007 totaled 15,000 tons.

Aracruz pulp sales totaled a record of 832,000 tons in the second quarter, with 692,000 tons of the pulp being produced internally, at the Barra do Riacho and Guaíba units, and 139,000 tons being supplied by Veracel and resold in the market by Aracruz, plus an additional 1,000 tons of direct sales by Veracel to unrelated parties (representing 50% of Veracel's total direct sales).

ARACRUZ RESULTS - SECOND QUARTER 2007 5

At the end of June, inventories at Aracruz were at 421,000 tons, compared to 512,000 tons at the end of March 2007, representing 48 days of production. The inventory level at Veracel, at the end of June 2007, represented an additional 5 days of production for Aracruz.

Income	Total net operating revenue came to $494.2 million, $92.2 million higher than in the 2Q06 and
Statement	$98.8 million higher than in the 1Q07.
2Q07	Net paper operating revenue in the quarter amounted to $16.1 million, $4.2 million and $2.4 million higher, respectively, than in the same period of 2006 and in the 1Q07.
Net pulp operating revenue during the quarter amounted to $474.8 million, compared to $390.1 million in the same period last year. Revenue increased mainly as a result of the 15% higher sales volume and 5% higher net pulp prices. When compared to the 1Q07 revenue of $378.5 million, the
$96.3 million increase was the result of the 23% higher sales volume and 2.0% higher net pulp prices.
The total cost of sales was $313.0 million in the second quarter of 2007, compared to $248.7 million in the same period of the previous year, mainly due to the 15% higher pulp sales volume and higher production cost at Aracruz. When compared to the total of $240.4 million in the first quarter of 2007, the increase was mainly due to the 23% higher sales volume.

Cost of goods sold – breakdown	2Q07	1Q07	2Q06
Pulp produced	65.7%	65.8%	65.4%
Pulp purchased	17.0%	16.0%	16.1%
Inland and ocean freight plus insurance	13.5%	14.0%	15.3%
Paper produced	3.2%	3.5%	3.2%
Port services	0.6%	0.7%	-

Note: "Pulp purchased" refers to pulp produced by Veracel, transferred to Aracruz and subsequently resold by Aracruz to the final customer.

The Aracruz pulp production cost in the quarter was $314/ton, compared to $264/ton in the same period of 2006. The combined pulp cash production cost of the Barra do Riacho and Guaíba units (net of depreciation and depletion) in the quarter was $232/ton, compared to $184/ton in the same period of 2006 and $200/ton in the first quarter of 2007. When supplemented by Veracel's figures, the pulp cash production cost in the 2Q07 was $223/ton (2Q06: $178/ton and 1Q07: $191/ton).

Note: The information provided in this paragraph does not include gains from transactions for cash flow currency protection.

ARACRUZ RESULTS - SECOND QUARTER 2007 6

A detailed analysis of the cash production cost will be provided, including our portion of Veracel's figures, shown on a weighted average basis.

Barra do Riacho and Guaíba Units , plus 50% of Veracel - 2Q07 vs. 1Q07	US$ per ton
1Q07 - Cash production cost	191
Brazilian currency appreciation against the US dollar	9
Wood cost - mainly related to higher volume from the farmer partnership program, which
8
represented approximately 7% of consumption in the 1Q07 vs 15% in the 2Q07.
Higher consumption of raw material - manly due to re-starting after maintenance downtime (UBR
8
fiberline "B" and Veracel) and to a lower wood yield
Higher cost of raw materials	4
Other	3
2Q07 - Cash production cost	223
UBR = Barra do Riacho Unit

Barra do Riacho and Guaíba Units , plus 50% of Veracel - 2Q07 vs. 2Q06	US$ per ton
2Q06 - Cash production cost	178
Brazilian currency appreciation against the US dollar	16
Higher consumption of raw material - manly due to re-starting after maintenance downtime (mill "B"
8
in 2006 this was done in the 3Q)
Wood cost - mainly related to higher volume from the farmer partnership program (approximately
13
7% of consumption in the 2Q06 vs 15% in the 2Q07) and greater distance to the mill
Higher cost of raw materials	6
Other	2
2Q07 - Cash production cost	223

(US$N per ton)	1Q07	2Q07
Barra do Riacho and Guaíba Units only - cash production cost	200	232

Approximately 75% of the company's cash production cost is presently correlated to the local currency (real - R$).

Sales and distribution expenses came to $21,5 million, $2.6 million and $4.4 million higher than in the 2Q06 and the 1Q07, mainly due to higher sales volume, up 15% and 23% respectively. Administrative expenses came to $15.5 million, $4.3 million and $5.1 million higher, respectively, than in the 2Q06 and the 1Q07, mainly due to a higher provision for long-term bonuses and the negative impact of the appreciation of the real against the dollar.

The result for other net operating expenses in the quarter was a $24 million credit compared with expenses of $5.4 million and $7.7 million, respectively, in the 2Q06 and 1Q07, mainly due to a $23.4 million reversal of an ICMS tax credit provision based on a sales contract signed at the end of June and already authorized by the state government.

ARACRUZ RESULTS - SECOND QUARTER 2007 7

The sum of the financial and currency re-measurement results in the quarter showed a net credit of $43.8 million, compared to a net expense of $17.7 million in the same period of last year and a net credit of $23.6 million in the first quarter of 2007 (see table below).

(US$ million)	2Q07	1Q07	2Q06
Financial Expenses	19.3	25.6	36.7
Interest on financing	21.0	20.2	20.6
Currency swaps results (R$ vs. US$)	(8.2)	-	-
Interest on tax liabilities	4.7	3.7	10.3
Other	1.8	1.7	5.8
Financial Income	(62.9)	(49.9)	(21.1)
Interest on financial investment	(21.3)	(14.7)	(15.7)
BM&F - dollar future contract	(35.2)	(19.8)	(2.7)
BM&F - interest rate future contracts	(4.3)	(13.2)	-
Other	(2.1)	(2.2)	(2.7)
Currency re-measurement - (gain)/loss	(0.2)	0.7	2.1
Total	(43.8)	(23.6)	17.7

The "Interest on Financing" results in the second quarter were $0.8 million higher than those of the 1Q07, mainly due to a higher average debt balance and the impact of the Brazilian currency appreciation on interest expenses denominated in reais. There was an increase of $0.4 million compared to the 2Q06, due to a higher average debt balance, partially offset by the lower interest rates.

The "Financial Income" in the quarter was $13.0 million higher than in the 1Q07, mainly due to the even more favorable results of our cash flow currency protection transactions, which showed a gain of $35 million in the 2Q07 (the 1Q07 showed a gain of $20 million) and includes US$ 6.1 million of non-recurring interest on short term investments of funds temporarily available for Portocel expansion partially offset by a lower average cash balance and reduced results on interest rate futures contracts (designed to change the interest rate on our investments from floating to fixed).

In comparison to the 2Q06, the financial income was up $41.8 million, mainly due to the higher gain on our cash flow currency protection transactions (2Q07: $35 million and 2Q06: $3 million), to a gain of $4.3 million with interest rates future contracts (design to change the interest rate on our investments from floating to fixed) and includes US$ 6.1 million of non-recurring interest on short term investments of funds temporarily available for Portocel expansion, partially offset by the lower interest rates.

At the end of the quarter, the cash flow currency protection strategy was maintained, with a short position in dollars totaling $550 million, representing approximately 10 months of cash flow exposure to the local currency (real - R$).

The results of such positions have been recorded as financial income. These contracts do not qualify for hedge accounting under USGAAP.

The cash flow currency protection transaction results (dollar futures contracts) accumulated in 2007, showing a gain of $55 million, would be equivalent to approximately $17/ton, if divided by the 2007 production volume target of 3.15 million tons of pulp (including volumes from Veracel). – It is important to mention that this is not a guarantee of future performance.

ARACRUZ RESULTS - SECOND QUARTER 2007 8

The equity result showed a loss of $16.1 million from Veracel (see the Veracel Information section for more details).

Income tax and social contribution accruals in the second quarter amounted to an expense of
$66.9 million, compared to a credit of $6.7 million in the same period of 2006, mainly due to the impact of exchange rate volatility on the BRGAAP financial results (2Q07: +6.1% and 2Q06: +0.4%)
and higher gains on cash flow currency protection transactions. Measured against an expense of
$37.1 million in the 1Q07, the $29.8 million higher tax provision is explained basically by the increased impact of exchange rate volatility on the BRGAAP financial results.

Since 2005, the company has opted to make cash settlement of income tax and social contribution liabilities, arising from currency variations, in the period that the underlying assets/liabilities are settled, and not in the period that such tax liabilities arise. This allows the company to defer tax payments on currency variations reported in the Brazilian financial statements, denominated in reais
(BR GAAP).

A statement of the deferred income tax, broken down to show the Brazilian GAAP currency variation impact, and current taxes, is provided below.

(US$ million)	2Q07	1Q07	2Q06
INCOME TAX & SOCIAL CONTRIBUTION	66.9	37.1	(6.7)
Deferred income tax	54.1	16.1	(8.9)
BR GAAP exchange rate impact	37.1	21.4	(5.5)
Other	17.0	(5.3)	(3.4)
Current income tax	12.8	21.0	2.2

At the end of the second quarter, the net balance of deferred taxes payable, deriving from the BR GAAP exchange rate impact, amounted to $130 million (1Q07: $93 million). These should become payable in accordance with foreign debt repayments up to 2016, if not reversed by future BR GAAP foreign currency variations.

The company's total debt amounted to $1,261.6 million at the end of June 2007, $5.3 million higher
Debt and Cash	than at the end of March 2007 and $38.9 million lower than at the end of June 2006.
Structure

	June 30,	March 31,	June 31,
(US$ million)	2007	2007	2006
Short-term debt	83.4	88.7	139.5
Current portion of long-term debt	74.2	69.7	121.1
Short term debt instruments	-	4.9	4.6
Accrued financial charges	9.2	14.1	13.8
Long-term debt	1,178.2	1,167.6	1,161.0
Total debt	1,261.6	1,256.3	1,300.5
Cash, cash equivalent and short-term investments	(500.2)	(565.3)	(613.0)
NET DEBT OF ARACRUZ	761.4	691.0	687.5
50% of Veracel's cash, cash equivalent and investments	(0.5)	-	(0.4)
50% of Veracel's total debt	343.9	343.4	428.3
50% OF VERACEL'S NET DEBT	343.4	343.4	427.9
NET DEBT INCLUDING 50% OF VERACEL	1,104.8	1,034.4	1,115.4

ARACRUZ RESULTS - SECOND QUARTER 2007 9

The local currency debt corresponds basically to long-term BNDES (Brazilian Development Bank) loans. The debt maturity profile, as at June 30, 2007, was as follows:

(US$ million)		Aracruz				Aracruz + 50% of Veracel
	Local	Foreign	Total	%	50% of	Total	%
	Currency	Currency	Debt		Veracel's debt	Debt
2007	31.3	14.0	45.3	3.6%	31.9	77.2	4.8%
2008	61.6	14.3	76.0	6.0%	57.2	133.2	8.3%
2009	33.2	14.3	47.5	3.8%	57.0	104.5	6.5%
2010	5.0	10.2	15.1	1.2%	54.0	69.1	4.3%
2011	5.0	10.8	15.8	1.2%	57.7	73.5	4.6%
2012	3.9	171.2	175.1	13.9%	56.4	231.5	14.4%
2013	19.7	217.3	237.0	18.8%	28.8	265.9	16.6%
2014 onwards	116.5	533.3	649.8	51.5%	0.9	650.6	40.5%
Total	276.2	985.4	1,261.6	100%	343.9	1,605.5	100%

With regard to the liquidity target, which aims for cash investments to equal at least twelve months of future debt amortization, at the end of June 2007 this ratio was at 3.8 times.

As Brazilian currency loans create a currency exposure for any company that uses the dollar as its functional currency, since the beginning of the year, a sum equivalent to US$175 million has been swapped from reais into dollars, at a fixed interest rate of approximately 4.3% p.a.; the remaining balance sheet exposure, including our share of Veracel exposure, is partially offset by cash holdings in reais.

Also relating to liability management, the gross debt maturity profile, including our share in Veracel, had improved to 65 months at the end of June, from 59 months at the end of the 1Q07. By comparison, at the end of the 2Q06 it was 48 months.

Debt structure	Principal	% of	Average	Remaining average
(not including Veracel's figures)	(US$ million)	total	interest rate	term (months)
Floating rate (spread over Libor - % p.a.)	884	71%	0.72%	82
Trade Financing	884	71%	0.72%	82
Floating rate (% p.a.)	314	25%		51
BNDES - Local currency	277	22%	TJLP(²) + 2.90%	51
BNDES - Foreign currency (currency basket)	37	3%	(¹) +2.58%	47
Fixed rate (% p.a.)	54	4%		48
Export Credit Notes	54	4%	5.985%	48
Total	1,252	100%		72
(1) BNDES's interest rate for foreign currency contracts; (²) Brazilian long-term interest rate.

Cash, cash equivalent and short-term investments, at the end of the quarter, totaled $500.2 million, of which $479.8 million was invested in Brazilian currency instruments and $20.4 million was invested in US dollar time deposits. Of the total amount at the end of the quarter, 75% was invested locally and 25% was invested abroad.

ARACRUZ RESULTS - SECOND QUARTER 2007 10

Net debt (total debt less cash holdings) amounted to $761.4 million at the end of the quarter, $70.3 million higher than at the end of the previous quarter, mainly due to $150.9 million of capital expenditure, $9.0 million of capital increase in affiliated companies and $115.7 million of Interest on Stockholders’ Equity & dividends, partially offset by positive operating cash generation.

EBITDA Analysis

Adjusted EBITDA comparison 2Q07 vs. 2Q06 (not including results of cash flow currency protection ) The second quarter 2007 adjusted EBITDA, including 50% of Veracel, totaled $225.8 million, compared to $195.5 million for the same period of last year. This was mainly a consequence of 5% higher net pulp prices and 15% higher pulp sales volume, partially offset by the negative impact of the higher cash production cost (see details on page 7), and resulted in an adjusted margin of 46% for the second quarter (49% in the 2Q06).

Adjusted EBITDA comparison 2Q07 vs. 1Q07 (not including results of cash flow currency protection ) When compared with the 1Q07 figure, the second quarter 2007 adjusted EBITDA of $225.8 million, including 50% of Veracel, was up $25.5 million. This was mainly due to a 23% higher pulp sales volume and higher pulp price (+2%), partially offset by the negative impact of the higher cash production cost (see details on page 7), by higher sales expenses (mainly resulting from the increased sales volume) and higher administrative expenses (mainly related to provision for long-term bonuses).

Adjusted EBITDA for the first half of 2007, including cash flow currency protection gains in proportion to the production volume, would be $481.2 million, representing a 54% margin.

Capital	Capital expenditure and investment were as follows:
Expenditure -
Realized	(US$ million)	2Q07		1H07
	Silviculture	35.0		66.2
	On-going industrial investment	10.1		17.1
	Forest and land purchases	23.3		46.1
	Other forestry investments	11.0		15.4
	Barra do Riacho and Guaíba unit optimization	50.8		77.5
	Portocel - private port terminal	18.7		22.5
	Miscellaneous projects	2.0		4.6
	Total Capital Expenditure	150.9		249.4
	Aracruz capital increase in affiliated companies	9.0	(1)	96.0
	Total Capital Expenditure and Investment	159.9		345.4
	(1) mainly used to pay down debt .

ARACRUZ RESULTS - SECOND QUARTER 2007 11

Capital	The forecast capital expenditure also shows 50% of Veracel's figures, as follows:
Expenditure -
Forecast	(US$ million)	2H07E	2008E	2009E	2010E
	· New land and forest development to support Guaíba Unit expansion	70	185	65	26
	· Barra do Riacho Unit optimization	71	10	-	-
	· Portocel - private port terminal	13	7	-	-
	· Regular investments (Barra do Riacho and Guaíba) - including
		72	140	140	140
	silviculture, mill maintenance and corporate investments
	Sub-total - (Aracruz only)	226	342	205	166
	· 50% new land and forest development to support Veracel expansion	25	35	33	34
	· 50% of the regular investment to be made by Veracel (Aracruz's stake)	12	23	23	23
	Total - including Aracruz's stake in Veracel	263	400	261	223

Note: Forecast investments do not include the industrial capital expenditure on expansion projects, such as for Guaíba and Veracel, as they have not yet been formally approved by the Board of Directors.

Veracel	Veracel pulp production totaled 251,000 tons in the second quarter of 2007. At the end of June,
Information	inventory stood at 75,000 tons of pulp. Planned maintenance downtime (10 days) at Veracel was
	initiated on March 26th and concluded on April 4th.
	Veracel pulp sales totaled 239,000 tons in the second quarter, of which 114,000 tons went to
	Aracruz, 123,000 tons went to the other controlling shareholder and 2,000 tons went to unrelated
	parties.
VERACEL CELULOSE S.A. - BALANCE SHEET (in millions of US dollars)
		Jun.30,	Mar.31,	Jun.30,		Jun.30,	Mar.31,	Jun.30,
	ASSETS				LIABILITIES
		2007	2007	2006		2007	2007	2006
	Current assets	132.2	139.2	113.8	Current liabilities	153.7	142.4	124.1
	Cash investments	1.0	0.1	0.8	Short-term debt	121.2	117.9	91.8
	Other current
	assets	131.2	139.1	113.0	Other accruals	32.5	24.5	32.3
	Long term assets	153.6	155.6	140.8	Long-term liabilities	576.8	578.4	783.5
	Other long term
	assets	153.6	155.6	140.8	Long-term debt	566.6	569.0	764.8
					Other long-term
	Permanent assets	1,188.4	1,183.6	1,191.5	liabilities	10.2	9.4	18.7
					Stockholders'
					equity	743.7	757.6	538.5
	TOTAL	1,474.2	1,478.4	1,446.1	TOTAL	1,474.2	1,478.4	1,446.1

ARACRUZ RESULTS - SECOND QUARTER 2007 12

VERACEL'S TOTAL DEBT MATURITY, AS AT JUNE 30, 2007
(US$ million)	Local Currency	Foreign Currency	Total Debt	%
2007	44.9	18.9	63.8	9.3%
2008	79.3	35.1	114.4	16.6%
2009	79.1	34.9	114.0	16.6%
2010	73.2	34.8	108.0	15.7%
2011	80.5	34.8	115.3	16.8%
2012	82.2	30.7	112.9	16.4%
2013 onwards	41.9	17.5	59.4	8.6%
Total	481.1	206.7	687.8	100%

Aracruz is a several guarantor of 50% of the indebtedness incurred by Veracel, and Stora Enso is the several guarantor of the other 50% of such indebtedness.

VERACEL CELULOSE S.A. - STATEMENTS OF OPERATIONS (in millions of US dollars)

Income statement	2Q07	1Q07	2Q06
Gross operating income	27.5	32.5	26.1
Sales expenses	3.5	3.5	3.1
Administrative expenses	3.6	3.0	4.0
Other, net	18.2	(0.5)	0.9
Operating income	2.2	26.5	18.1
Financial income	(0.3)	(0.1)	0.1
Financial expenses	16.7	19.2	20.5
Loss (gain) on currency re-measurement, net	19.3	15.4	1.6
Other, net	2.8	0.4	-
Income before income taxes	(36.3)	(8.4)	(4.1)
Income tax expense (benefit)	(4.4)	4.4	(3.0)
Net income	(31.9)	(12.8)	(1.1)

ARACRUZ RESULTS - SECOND QUARTER 2007 13

VERACEL CELULOSE S.A. - STATEMENTS OF CASH FLOW (in millions of US dollars)

Statement of cash flow	2Q07	1Q07	2Q06
Cash flow from operating activities
Net income (loss)	(31.9)	(12.8)	(1.1)
Adjustments to reconcile net income to net cash provided by
	35.3	37.3	21.1
operating activities
(Increase) decrease in assets	26.4	(7.7)	(0.6)
Increase (decrease) in liabilities	7.4	(11.3)	10.2
Net cash provided by operating activities	37.2	5.5	29.6
Cash flow from investments
Additions to property, plant and equipment	(27.5)	(15.4)	(29.7)
Other	0.7	0.6	-
Net cash (used in) investments	(26.8)	(14.8)	(29.7)
Cash flow from financing
Short-term and long-term debt, net	(27.9)	(165.2)	-
Capital increase	18.0	174.0	-
Net cash provided by (used in) financing	(9.9)	8.8	-
Effects of exchange rate changes on cash and cash equivalents	0.4	0.2	0.4
Increase (decrease) in cash and cash equivalent	0.9	(0.3)	0.3
Cash and cash equivalent, beginning of period	0.1	0.4	0.5
Cash and cash equivalent, end of period	1.0	0.1	0.8

Adjusted EBITDA of VERACEL (in millions of US dollars)

(US$ million)	2Q07	1Q07	2Q06
Net income (loss)	(31.9)	(12.8)	(1.1)
Financial income	(0.3)	(0.1)	0.1
Financial expenses	16.7	19.2	20.5
Income tax	(4.4)	4.4	(3.0)
Loss (gain) on currency re-measurement, net	19.3	15.4	1.6
Other	2.8	0.4	-
Operating income	2.2	26.5	18.1
Depreciation and depletion in the results	19.0	20.4	17.7
EBITDA	21.2	46.9	35.8
Non-cash charges	21.8	(0.2)	0.1
Adjusted total EBITDA	43.0	46.7	35.9

Veracel's capital expenditure was as follows:

(US$ million)	2Q07	1H07
Silviculture	12.4	19.8
Land purchases	7.6	10.1
On-going industrial investment	7.5	13.0
Total Capital Expenditure	27.5	42.9

ARACRUZ RESULTS - SECOND QUARTER 2007 14

Veracel's capital expenditure forecast:
(US$ million)	2H07E	2008E	2009E	2010E
· New land and forest development to support Veracel expansion	50	70	66	68
· Regular investments	24	46	46	46
Total	74	116	112	114

Veracel, located in the state of Bahia (Brazil), is jointly-controlled by Aracruz (50%) and Stora Enso OYJ (50%) and both shareholders must together approve all significant ordinary course of business actions, in accordance with contractual arrangements.

Stock Performance

From June 30, 2006 to June 30, 2007, Aracruz's ADR price increased by 26%, from $52.42 to $66.24. In the same period, the Dow Jones Industrial Average index increased by 20% and the S&P Paper and Forest index increased by 24%.

	Stock information	June 30, 2007
	Total number of shares outstanding	1,030,587,806
	Common shares	454,907,585
	Preferred shares	575,680,221
	ADR Ratio	1 ADR = 10 preferred shares
	Market capitalization	$6.8 billion
	Average daily trading volume – 2007 YTD (Bovespa and NYSE)*	$33.4 million
*Source: Bloomberg
Results	The local currency consolidated result, according to Brazilian GAAP - the accounting principles adopted in Brazil, was a net income of R$318.5 million for the quarter. Aracruz has publicly released
According to	the unconsolidated financial results in Brazil, which under Brazilian GAAP serve as the basis for the
Brazilian GAAP	calculation of minimum dividends and income taxes. In the second quarter of 2007, Aracruz Celulose
S.A. reported an unconsolidated net income of R$309.6 million (net income of R$254.2 million, excluding equity results).

ARACRUZ RESULTS - SECOND QUARTER 2007 15

Dividends/	In the 1st half of 2007, a total amount of R$144 million was declared as Interest on Stockholders’
Interest on	Equity, in anticipation of the annual dividend for the fiscal year 2007, with R$77 million declared on
June 19th and R$67 million on March 21st.. Also, during the period, the payment of a further R$167
Stockholders'	million in dividends for the fiscal year 2006 was approved at the General Stockholders' Meeting in
Equity	April.
Exercising the powers granted by the company’s Board of Directors, in accordance with the decision taken at meeting held on March 21st, the Executive Board intends, in principle, to declare Interest on
Stockholders’ Equity on a quarterly basis. The potential amount that could still be declared, up to the end of December 2006, is governed by article 9 of Law nº 9,249/95.

Declaration	Fiscal Year		Dividends and		Gross Amount	Gross Amount	Initial Payment
				Ex-Date
Date	of Reference		ISE (1)		(R$ thousand)	per ADR (US$)	Date on ADRs
Jun. 19, 2007	2007	(*)	INTEREST(1)	Jun. 27, 2007	77,000	0.41	Jul. 18, 2007
Apr. 24, 2007	2006		DIVIDENDS	Apr. 25, 2007	167,000	0.83	May. 16, 2007
Mar.21, 2007	2007	(*)	INTEREST(1)	Mar. 28, 2007	67,000	0.33	Apr. 24, 2007
Dec. 22, 2006	2006	(*)	INTEREST(1)	Dec. 27, 2006	75,000	0.35	Jan. 19, 2007
Sep. 19, 2006	2006	(*)	INTEREST(1)	Sep. 27, 2006	80,000	0.38	Oct. 17, 2006
Jun. 20, 2006	2006	(*)	INTEREST(1)	Jun. 28, 2006	74,000	0.33	Jul. 20, 2006
Apr. 28, 2006	2005		DIVIDENDS	May 3, 2006	150,000	0.72	May 11, 2006
Mar. 23, 2006	2006	(*)	INTEREST(1)	Mar. 30, 2006	89,000	0.42	Apr. 20, 2006
Dec. 20, 2005	2005	(*)	INTEREST(1)	Dec. 28, 2005	168,800	0.72	Jan. 13, 2006
Jun. 20, 2005	2005	(*)	INTEREST(1)	Jun. 28, 2005	28,000	0.12	Jul. 13, 2005
May 19, 2005	2005	(*)	INTEREST(1)	May 25, 2005	42,900	0.18	Jun. 13, 2005
Apr. 29, 2005	2004		DIVIDENDS	May 2, 2005	150,000	0.60	May 9, 2005
Apr. 19, 2005	2005	(*)	INTEREST(1)	Apr. 27, 2005	81,000	0.31	May 13, 2005
Dec. 21, 2004	2004	(*)	INTEREST(1)	Dec. 29, 2004	28,500	0.11	Jan. 11, 2005
Nov. 16, 2004	2004	(*)	INTEREST(1)	Nov. 23, 2004	32,000	0.12	Dec. 10, 2004
Oct. 19, 2004	2004	(*)	INTEREST(1)	Oct. 27, 2004	198,000	0.69	Nov. 11, 2004
Apr. 29, 2004	2003		DIVIDENDS	Apr. 30, 2004	360,000	1.24	May14, 2004
Apr. 29, 2003	2002		DIVIDENDS	May 7, 2003	315,000	1.09	May 15, 2003
Apr. 30, 2002	2001		DIVIDENDS	May 2, 2002	180,000	0.77	May 13, 2002
Mar. 30, 2001	2000		DIVIDENDS	Apr. 2, 2001	136,878	0.64	Apr. 12, 2001
(1) Interest on Stockholders' Equity
(*) advance payment of dividends

ARACRUZ RESULTS - SECOND QUARTER 2007 16

Additional Information

S&P's upgrades Aracruz to BBB for its global foreign and local currency rating

On May 30th, Standard & Poor's Rating Services raised its long-term corporate credit ratings for Aracruz to "BBB", from "BBB-", with a stable outlook.

According to the press release issued by the rating agency, "The rating action reflects the company's long-standing track record of financial performance and creditworthiness, coupled with the reduced country risks".

It also says that they have considered, "the favorable long-term industry trends for Brazilian forest product companies, which affect positively Aracruz's business and are in line with the company's plans to expand the Guaíba and Veracel mills".

Moreover, Moody’s has also recently raised Aracruz’s rating from Baa3 to Baa2, on the global and local currency scales, and from Aa1.br to Aaa.br, on a national scale.

Aracruz celebrates 15th anniversary of its listing on the NYSE

Isac Zagury, marked the fifteenth anniversary of the initial launching of Aracruz’s level 3 American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) by participating in the NYSE’s traditional Closing Bell ceremony on May 30.

Aracruz was the first Brazilian company to launch level 3 ADRs on the NYSE, back in 1992, and the shares have been traded in the world’s largest stock market for 15 years now.

Mr Zagury said, “The trading of our shares on the NYSE has generated increased value for our shareholders. Our listing abroad has been a watershed for the company. It has given us improved access to a much larger, more liquid, highly geared and demanding professional market.

“Over these last 15 years we have been consolidating a reputation for transparency, credibility and consistency, all of which are today clearly recognized by the market as distinguishing features of the company.”

Note: In the main body of the text (p.1 - 16), amounts are in US$ unless otherwise specified.

Aracruz Celulose S.A., with operations in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing and specialty papers. The lumber produced at a high-tech sawmill located in the extreme south of the state of Bahia is sold to the furniture and interior design industries in Brazil and abroad, under the brand name Lyptus. Aracruz is listed at the São Paulo Stock Exchange (BOVESPA), at the Latin America Securities Market (Latibex), in Madrid - Spain, and at the New York Stock Exchange (NYSE) under the ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying "Class B" preferred shares.

ARACRUZ RESULTS - SECOND QUARTER 2007 17

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of US dollars, except for per-share amounts) (unaudited)	Three-month period ended			Six-month period ended
	Jun.30, 2007	Mar.31, 2007	Jun.30, 2006	Jun.30, 2007	Jun.30, 2006
Operating revenues	564,177	455,697	455,170	1,019,874	900,791
Domestic	32,359	29,076	16,842	61,435	33,455
Export	531,818	426,621	438,328	958,439	867,336
Sales taxes and other deductions	69,973	60,287	53,154	130,260	109,372
Net operating revenue	494,204	395,410	402,016	889,614	791,419
Pulp	474,808	378,486	390,143	853,294	768,261
Paper	16,077	13,711	11,873	29,788	23,158
Other	3,319	3,213		6,532
Operating costs and expenses	326,027	275,599	284,266	601,626	564,269
Cost of sales	312,988	240,374	248,668	553,362	498,351
Pulp	300,921	230,148	240,672	531,069	482,142
Cost of sales relating to pulp production and purchases	258,654	196,603	202,604	455,257	408,082
Inland freight, ocean freight, insurance and other	42,267	33,545	38,068	75,812	74,060
Paper	10,175	8,563	7,996	18,738	16,209
Other	1,892	1,663		3,555
Selling	21,502	17,076	18,908	38,578	37,997
Administrative	15,549	10,414	11,259	25,963	20,520
Other, net	(24,012)	7,735	5,431	(16,277)	7,401
Operating income	168,177	119,811	117,750	287,988	227,150
Non-operating (income) expenses	(43,824)	(23,588)	17,623	(67,412)	(32,806)
Financial income	(62,898)	(49,890)	(21,117)	(112,788)	(107,158)
Financial expenses	19,303	25,601	36,672	44,904	80,824
Interest on financing	20,951	20,173	20,637	41,124	44,782
Other	(1,648)	5,428	16,035	3,780	36,042
(Gain) loss on currency re-measurement, net	(226)	701	2,067	475	(6,470)
Other, net	(3)		1	(3)	(2)
Income before income taxes, minority interest and equity in
the results of affiliated companies	212,001	143,399	100,127	355,400	259,956
Income taxes	66,930	37,091	(6,650)	104,021	56,681
Current	12,840	20,952	2,277	33,792	37,116
Deferred	54,090	16,139	(8,927)	70,229	19,565
Minority interest	6,434	462	200	6,896	189
Equity results of affiliated companies	16,096	6,324	649	22,420	18,035
Net income for the period	122,541	99,522	105,928	222,063	185,051
Depreciation and depletion in the results:	57,651	48,951	53,153	106,602	106,919
Pulp production cost	51,857	52,866	54,226	104,723	107,682
Forests and other	(981)	(1,421)	(240)	(2,402)	(2,700)
Other operating costs and expenses	1,278	1,269	1,404	2,547	2,774
Sub-total	52,154	52,714	55,390	104,868	107,756
Inventory movement	5,497	(3,763)	(2,237)	1,734	(837)
EBITDA(*)	225,828	168,762	170,903	394,590	334,069
EBITDA (adjusted for other non-cash items) (*)	204,353	176,979	177,522	381,332	345,674
(*) does not include 50% of Veracel's EBITDA

ARACRUZ RESULTS - SECOND QUARTER 2007 18

ARACRUZ CELULOSE S.A. – CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)
	Jun.30,	Mar.31,	Jun.30,		Jun.30,	Mar.31,	Jun.30,
ASSETS	2007	2007	2006	LIABILITIES	2007	2007	2006
Current assets	1,165,636	1,164,457	1,178,390	Current Liabilities	286,895	270,512	327,817
Cash and cash equivalents	97,478	85,626	135,535	Suppliers	96,654	93,985	71,787
Short-term investments	399,744	476,820	474,984	Payroll and related charges	23,904	14,187	18,826
Accounts receivable, net	309,197	252,868	234,480	Income and other taxes	40,118	34,944	47,027
Inventories, net	213,965	231,308	204,151	Current portion of long-term debt
Deferred income tax	15,070	17,134	14,805	Related party	71,493	67,909	64,171
Recoverable income and other taxes	120,632	92,056	107,129	Other	2,711	1,854	56,896
Prepaid expenses and other				Short-term debt - export financing
current assets	9,550	8,645	7,306	and other		4,877	4,620
Property, plant and equipment, net	2,294,815	2,196,663	2,078,132	Accrued financial charges	9,227	14,118	13,826
				Accrued dividends - Interest payable
Investment in affiliated company	398,316	405,412	295,905
				on stockholders’ equity	41,807	34,242	35,570
Goodwill	192,035	192,035	192,035	Other current liabilities	981	4,396	15,094
Other assets	155,594	134,794	102,958	Long-term liabilities	1,642,245	1,551,836	1,514,902
Long-term investments	3,051	2,821	2,524	Long-term debt
Advances to suppliers	88,820	85,773	71,424	Related party	242,695	242,611	189,686
Deposits for tax assessments	30,143	28,242	22,334	Other	935,520	924,946	971,315
				Litigations, contingencies and
Recoverable taxes	32,584	16,962	4,442
				Commitments	116,451	107,234	104,457
				Liabilities associated with
Other	996	996	2,234
				unrecognized tax benefits	85,697	75,557	86,122
				Interest and penalties on liabilities
				associated with unrecognized tax
					58,494	52,426	52,146
				benefits
				Deferred income tax	165,943	113,927	76,291
				Suppliers	3,260	3,020	9,062
				Other long-term liabilities	34,185	32,115	25,823
				Minority interest	7,771	1,337	520
				Stockholders' equity	2,269,485	2,269,676	2,004,181
TOTAL	4,206,396	4,093,361	3,847,420	TOTAL	4,206,396	4,093,361	3,847,420

ARACRUZ RESULTS - SECOND QUARTER 2007 19

ARACRUZ CELULOSE S.A. – CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands of US dollars)
	Three-month period ended			Six-month period ended
	Jun.30, 2007	Mar.31, 2007	Jun.30, 2006	Jun.30, 2007	Jun.30, 2006
Cash flows from operating activities
Net income for the period	122,541	99,522	105,928	222,063	185,051
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and depletion	52,154	52,714	55,390	104,868	107,756
Equity results of affiliated company	16,096	6,324	650	22,420	18,035
Deferred income tax	54,090	16,139	(8,927)	70,229	19,565
Loss (gain) on currency re-measurement	(226)	701	2,067	475	(6,470)
Loss (gain) on sale of equipment	604	132	43	736	(141)
Decrease (increase) in operating assets
Accounts receivable, net	(57,329)	29,721	6,016	(27,608)	13,596
Inventories, net	17,343	(28,604)	(18,804)	(11,261)	(30,278)
Interest receivable on short-term investments	4,100	(17,154)	23,917	(13,054)	19,345
Recoverable taxes	(37,714)	19,461	(3,481)	(18,253)	(11,534)
Other	(826)	(439)	2,717	(1,265)	1,817
Increase (decrease) in operating liabilities
Suppliers	1,120	(2,832)	(11,954)	(1,712)	(16,187)
Payroll and related charges	9,204	(11,625)	4,723	(2,421)	(1,780)
Litigation, contingencies and liabilities associated with
unrecognized tax benefits	12,969	(16)	6,298	12,953	34,920
Accrued financial charges	(4,989)	(3,824)	5,190	(8,813)	6,610
Other	2,650	3,858	7,948	6,508	16,175
Net cash provided by operating activities	191,787	164,078	177,721	355,865	356,480
Cash flows from investing activities
Short-term investments	102,931	88,818	(32,792)	191,749	72,366
Proceeds from sale of equipment	1	200	18	201	235
Investments in affiliate	(9,000)	(87,000)		(96,000)
Additions to property, plant and equipment	(150,892)	(98,516)	(66,201)	(249,408)	(117,419)
Net cash provided by (used in) investing activities	(56,960)	(96,498)	(98,975)	(153,458)	(44,818)
Cash flows from financing activities
Net short-term debt borrowings/(repayments) , net	(2,055)	2,395	3,624	340	(75,278)
Long-term debt
Issuance	213,803	18,307	209,000	232,110	559,000
Repayments	(219,206)	(16,405)	(77,703)	(235,611)	(511,523)
Dividends and interest on stockholders’ equity paid out	(115,678)	(34,839)	(114,208)	(150,517)	(180,951)
Net cash used in financing activities	(123,136)	(30,542)	20,713	(153,678)	(208,752)
Effect of exchange rate variations on cash and cash equivalents	161	174	(1,178)	335	(1,489)
Increase (decrease) in cash and cash equivalents	11,852	37,212	98,281	49,064	101,421
Cash and cash equivalents, beginning of the period	85,626	48,414	37,254	48,414	34,114
Cash and cash equivalents, end of the period	97,478	85,626	135,535	97,478	135,535

ARACRUZ RESULTS - SECOND QUARTER 2007 20

Reconciliation of Operating Results
Brazilian GAAP v US GAAP (US$ million)	2Q2007	1st Half 2007
Net Income - Parent Company (Brazilian GAAP)	160.8	304.9
Realized (Unrealized) profits from subsidiaries	4.6	4.8
Net Income - Consolidated (Brazilian GAAP)	165.4	309.7
Depreciation, depletion and asset write-offs	10.7	11.2
Income tax provision - Fas 109	(4.9)	(9.4)
Equity results of affiliated company	(11.7)	(21.9)
Reversal of goodwill amortization	15.5	29.2
Foreign-exchange variation	(58.6)	(102,8)
Portocel project capitalized financial income	6.1	6.1
Net Income - Consolidated (US GAAP)	122.5	222.1
Exchange rate at the end of June/2007 (US$1.0000 = R$1.9262)

NON-GAAP INFORMATION - DISCLOSURE AND RECONCILIATION TO GAAP NUMBERS

The company believes that, in addition to the reported GAAP financial figures, the inclusion and discussion of certain financial statistics, such as Adjusted EBITDA, cash production cost and net debt, will allow the management, investors, and analysts to compare and fully evaluate the unaudited consolidated results of its operations.

· "Cash production cost"

Cash production cost expresses the company's production costs adjusted for non-cash items, such as depreciation and amortization. Cash production cost is not a financial measure under U.S. GAAP, does not represent cash flow for the periods indicated and should not be considered as an indicator of operating performance or as a substitute for cash flow as a measure of liquidity. Cash production cost does not have a standardized definition and our cash production cost calculation may not be comparable to the cash production cost of other companies. Even though cash production cost does not provide a measure of operating cash flow in accordance with U.S. GAAP, the company uses cash production cost as an approximation of actual production cost for the period. Moreover, the company understands that certain investors and financial analysts use cash production cost as an indicator of operating performance.

ARACRUZ RESULTS - SECOND QUARTER 2007 21

		2Q07			1Q07			2Q06
	US$	Volume	US$	US$	Volume	US$	US$	Volume	US$
	million '000 tons		per ton	million	'000 tons	per ton	million '000 tons		per ton
Cost of sales	258.7	831.4		196.6	673.7		202.6	720.1
Pulp inventories at the beginning of the period	(158.3)	(512.5)		(129.5)	(423.1)		(122.6)	(408.9)
Pulp purchased	(43.9)	(114.2)		(45.4)	(122.1)		(41.3)	(115.2)
Pulp for paper production	3.5	11.9		3.0	11.8		2.9	11.5
Other	1.1			0.2			(2.4)	-
Pulp inventories at the end of the period	139.0	421.1		158.3	512.5		139.1	466.7
Pulp production cost	200.1	637.7	314	183.2	652.8	281	178.3	674.2	264
Depreciation and depletion in the production
cost	(51.8)	-	(82)	(52.9)	-	(81)	(54.2)	-	(80)
Cash production cost	148.3	637.7	232	130.3	652.8	200	124.1	674.2	184
Cash production cost - Veracel	22.1	125.7		19.6	130.7		16.9	119.1
Combined cash production cost	170.4	763.4	223	149.9	783.5	191	141.0	793.3	178
· "Net debt"

Net debt reflects the company’s total debt minus cash, cash equivalents and short-term investments. Net debt is not a financial measure under U.S. GAAP, does not represent cash flows for the periods indicated and should not be considered as a substitute for cash flow as a measure of liquidity or as an indicator of ability to fund operations. Net debt does not have a standardized definition and our net debt calculation may not be comparable to the net debt of other companies. Even though net debt does not provide a measure of cash flow in accordance with U.S. GAAP, the company uses net debt as an accurate measure of financial leverage, since the company keeps cash in excess of its working capital requirement. Furthermore, the company understands that certain investors and financial analysts use net debt as an indicator of financial leverage and liquidity.

· "Adjusted EBITDA, including 50% of Veracel"

The inclusion of adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income adjusted for depreciation and depletion and non-cash charges. In managing our business, we rely on adjusted EBITDA as a means of assessing our operating performance. Because adjusted EBITDA excludes interest, income taxes, depreciation, currency re-measurement, equity equivalence, depletion and amortization, it provides an indicator of general economic performance that is not affected by debt restructuring, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. We also adjust for non-cash items, to emphasize our current ability to generate cash from our operations. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with our credit ratios. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to meet principal and interest obligations with respect to our indebtedness, as well as to fund capital expenditure and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company's overall profitability, since it does not address certain ongoing costs of our business that could significantly affect profitability, such as financial expenses and income taxes, depreciation or capital expenditure and related charges. An adjusted EBITDA calculation is expressly permitted by the Brazilian regulators with respect to disclosures published in Brazil.

ARACRUZ RESULTS - SECOND QUARTER 2007 22

(US$ million)	2Q2007	1Q2007	2Q2006	1st Half 2007	1st Half 2006
Net income	122.5	99.5	105.9	222.1	185.1
Financial income	(62.9)	(49.9)	(21.1)	(112.8)	(107.1)
Financial expenses	19.3	25.6	36.7	44.9	80.8
Income tax	66.9	37.1	(6.7)	104.0	56.7
Equity in results of affiliated companies	16.1	6.3	0.7	22.4	18.0
Loss (gain) on currency re-measurement, net	(0.2)	0.7	2.1	0.5	(6.5)
Other	6.5	0.5	0.2	6.9	0.2
Operating income	168.2	119.8	117.8	288.0	227.2
Depreciation and depletion in the results:	57.6	49.0	53.1	106.6	106.9
Depreciation and depletion	52.1	52.7	55.3	104.9	107.7
Depreciation and depletion - inventory movement	5.5	(3.7)	(2.2)	1.7	(0.8)
EBITDA	225.8	168.8	170.9	394.6	334.1
Non-cash charges	(21.5)	8.2	6.6	(13.3)	11.6
Provision for labor indemnity	1.3	1.1	0.5	2.4	0.7
Provision (reversal) for loss on ICMS credits	(25.4)	6.7	5.8	(18.7)	10.7
Provision for a tax contingency	-	0.3	-	0.3	-
Fixed asset write-offs	0.6	0.1	-	0.7	(0.1)
Loss on the sale of obsolete spare parts	-	-	0.1	-	0.1
Discount on tax credit sales	2.0	-	0.2	2.0	0.2
Adjusted Aracruz EBITDA	204.3	177.0	177.5	381.3	345.7
50% of Veracel Adjusted EBITDA	21.5	23.3	18.0	44.9	36.1
Adjusted total EBITDA	225.8	200.3	195.5	426.2	381.8
Adjusted EBITDA margin - %	46%	51%	49%	48%	48%

ARACRUZ RESULTS - SECOND QUARTER 2007 23

Economic and	Eucalyptus pulp international list prices, by region (US$/t)
operational data		Sep.06	Oct.06	Nov.06	Dec.06	Jan.07	Feb.07	Mar.07	Apr.07	May.07	Jun.07
	North America	695	695	715	715	715	715	715	715	715	735
	Europe	660	660	680	680	680	680	680	680	680	700
	Asia	630	630	650	650	650	650	650	650	650	650

Pulp sales distribution, by region	2Q07	1Q07	2Q06	2Q07 vs. 1Q07	2Q07 vs. 2Q06	LTM
Europe	40%	41%	42%	(1 p.p.)	(2 p.p.)	39%
North America	34%	33%	33%	1 p.p.	1 p.p.	34%
Asia	24%	24%	23%	-	1 p.p.	25%
Brazil	2%	2%	2%	-	-	2%

Exchange Rate							2Q07	2Q07	1Q07	2Q06
	2Q07	1Q07	4Q06	3Q06	2Q06	1Q06	vs.	vs.	vs.	vs.
(R$ / US$)							2Q06	1Q07	4Q06	1Q06
Closing	1.9262	2.0504	2.1380	2.1742	2.1643	2.1724	(11.0%)	(6.1%)	(4.1%)	(0.4%)
Average	1.9818	2.1085	2.1520	2.1709	2.1879	2.1974	(9.4%)	(6.0%)	(2.0%)	(0.4%)

Source: - Brazilian Central Bank (PTAX800).

Cash flow currency protection results
	2Q07 YTD	1Q07 YTD	FY06	3Q06 YTD	2Q06 YTD
Nominal (US$ million)	55	20	86	73	65
US$ / t (*)	17	6	28	24	22

(*) based on annual production volume

Credit ratios,	2Q07		1Q07		4Q06		3Q06		2Q06		1Q06		4Q05		3Q05		2Q05
including 50% of Veracel's figures
Net Debt / Adjusted EBITDA (LTM)	1.29	x	1.25	x	1.33	x	1.42	x	1.52	x	1.51	x	1.67	x	1.75	x	1.81	x
Total Debt / Adjusted EBITDA (LTM)	1.87	x	1.93	x	2.05	x	2.21	x	2.35	x	2.21	x	2.48	x	2.71	x	2.73	x
Total Debt / Total Capital (gross debt plus equity)	41%		41%		43%		45%		46%		44%		46%		49%		49%
Net debt / Total Capital (net debt plus equity)	33%		31%		33%		34%		36%		35%		37%		38%		39%
Cash / Short Term Debt	3.76	x	4.28	x	4.37	x	4.30	x	3.71	x	3.44	x	1.87	x	1.91	x	2.08	x
Total debt average maturity – (months)	65		59		60		58		48		48		40		29		37

LTM = last twelve months

ARACRUZ RESULTS - SECOND QUARTER 2007 24

This press release contains statements which constitute forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be possible to realize. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date they are made.

ARACRUZ RESULTS - SECOND QUARTER 2007 25

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer